Exhibit 99.3

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中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Connected Transaction

Disposal of Assets

The Board wishes to announce that the Company has entered into the Disposal Agreement with CNPC on 25 August 2011, pursuant to which the Company has agreed to dispose the assets of the Northeast Engineering Company to CNPC. Upon completion of the Disposal Agreement, CNPC will pay consideration in the sum of RMB281.2772 million (approximately HK$230.7879 million) to the Company, representing the value of the net assets of the Northeast Engineering Company as at 30 April 2011. The parties will adjust the consideration by reference to the net assets generated by the Northeast Engineering Company for the period from 30 April 2011 to the Completion Date as shown in the management accounts.

CNPC is the controlling shareholder of the Company. Pursuant to the Listing Rules, CNPC is a connected person of the Company and the Disposal constitutes a connected transaction of the Company.

Since the applicable percentage ratio for the Disposal is more than 0.1% but less than 5%, the Disposal is only subject to the reporting and announcement requirements and is exempt from the independent shareholders’ approval requirement under the Listing Rules.

DISPOSAL AGREEMENT

Date

25 August 2011

Parties

Vendor:	the Company

Purchaser:	CNPC

The Disposal

Subject to satisfaction of the conditions precedent under the Disposal Agreement, the Company will dispose and CNPC will acquire the Northeast Engineering Company. Northeast Engineering Company is an engineering company conducing engineering design and construction business for refining and chemical operations in Northeast China and is also a wholly-owned subsidiary of the Company. Its assets include but not limited to:

(1)	land use rights, properties, other buildings, cash, bank deposit, accounts, inventories, accounts receivable, machineries and equipment; and

(2)	rights and obligations in relation to the engineering design and construction business for refining and chemical operations under the agreements entered into by the Northeast Engineering Company.

Consideration

The Disposal was negotiated and entered into on an arm’s length basis and on normal commercial terms. Pursuant to the Disposal Agreement, CNPC will pay consideration in the sum of RMB281.2772 million (approximately HK$230.7879 million) to the Company, representing the net assets value of the Northeast Engineering Company as at 30 April 2011. The change in the net assets of the Northeast Engineering Company for the period from 30 April 2011 to the Completion Date will be borne or enjoyed by the Company. The parties will adjust the consideration by reference to the net assets of the Northeast Engineering Company as shown in the management accounts during that period. CNPC will pay the consideration together with the adjustment to the consideration in cash to the Company out of the internal resources of CNPC. The adjustment to the consideration is expected to be paid by CNPC to the Company within 45 days after the Completion Date.

The above consideration was determined based on the valuation report as of 30 April 2011 prepared by CEA, an independent valuer. According to the valuer’s reports with valuation based on the cost method, as at 30 April 2011, the total value of the net assets of the Northeast Engineering Company to be disposed under the Disposal is RMB281.2772 million (approximately HK$230.7879 million).

The net loss before and after tax attributable to the assets of the Northeast Engineering Company for the financial year ended 31 December 2009 amounted to approximately RMB224.7721 million (approximately HK$184.4255 million) and RMB228.4108 million (approximately HK$187.4111 million) respectively which were based on the management accounts of the assets of the Northeast Engineering Company prepared in accordance with the China Accounting Standards. The net loss before and after tax attributable to the assets of the Northeast Engineering Company for the financial year ended 31 December 2010 amounted to approximately RMB155.9140 million (approximately HK$127.9274 million) and RMB159.1314 million (approximately HK$130.5673 million) respectively were also based on the financial report of the assets of the Northeast Engineering Company prepared in accordance with the China Accounting Standards.

Conditions Precedent to completion of the Disposal Agreement

Completion of the Disposal Agreement is subject to the satisfaction of certain conditions precedent, including:

(a)	the Company having obtained approval from its internal relevant authorities or necessary consents from relevant third parities as required in connection with the Disposal;

(b)	CNPC having obtained approval from its internal authorities in connection with the acquisition of the Northeast Engineering Company;

(c)	the Disposal having been approved by CNPC or relevant state-owned assets supervision authorities in connection with the transfer in the form of contract;

(d)	the valuation report which is recognised as the basis for the valuation of the Disposal having been confirmed by the Company and CNPC with completion of filing process; and

(e)	the representations, warranties and undertakings given by the Company being true, accurate, complete and valid as at the date of completion.

The parties shall use reasonable endeavours to procure that the conditions precedent to be fulfilled on or before 31 August 2011 (or if both parties under the Disposal Agreement elect to waive such conditions precedent).

CLOSING

Closing Date is expected to take place within 5 working days after the fulfilment of all conditions precedent to the Disposal Agreement (or if both parties under the Disposal Agreement elect to waive such conditions precedent).

INFORMATION ON THE GROUP

Information of the Group

The Group is principally engaged in petroleum and natural gas-related activities, including:

(a)	the exploration, development, production and sales of crude oil and natural gas;

(b)	the refining, transportation, storage and sales of crude oil and petroleum products;

(c)	the production and sales of basic petrochemical products, derivative chemical products and other petrochemical products; and

(d)	the transmission of natural gas and crude oil and the sales of natural gas.

Information of CNPC

CNPC is a petroleum and petrochemical conglomerate that was formed in the wake of the restructuring launched by the State Council in July 1998 to restructure the predecessor of CNPC, China National Petroleum Company (中國石油天然氣總公司) and is also a state-authorised investment corporation and state-owned enterprise. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing.

Information of Northeast Engineering Company

Northeast Engineering Company is an engineering company conducing engineering design and construction business for refining and chemical operations in Northeast China and is also a wholly-owned subsidiary of the Company.

REASONS FOR THE DISPOSAL AND BENEFIT TO THE COMPANY

The Company is principally engaged in the exploitation of oil and gas resources in the PRC. The Board considers that the disposal of the assets of the Northeast Engineering Company is in line with the development strategies of the Group as a whole.

Northeast Engineering Company primarily conducted engineering design and construction business of which the engineering construction business contributed more than 80% of its total revenue. According to the relevant restructuring arrangements to establish the Company, the ancillary businesses including engineering construction services and supporting facilities in relation to production and operations of petroleum and gas should be undertaken by CNPC. As the engineering construction business conducted by the Northeast Engineering Company is not in line with the core business of the Company, the continuance of being a subsidiary of the Company is inconsistent with the specialised division of businesses between CNPC and the Company and is also not in the interests of further developments of Northeast Engineering Company.

The Disposal facilitates the Company to further highlight its core business and increase the level of return on its investments so as to maximise the interests of the shareholders of the Company as a whole. In addition, the Disposal will strengthen CNPC’s specialised management of its engineering construction business in order to improve its capability in providing assured services to the Company. Moreover, the Disposal would be helpful for the Northeast Engineering Company to expand its business and enhance its capability in technology and competition in relation to engineering construction business.

FINANCIAL IMPACTS FROM THE DISPOSAL

The Company expects to record a gain before tax of approximately RMB281.2772 million (approximately HK$230.7879 million) in relation to the disposal of assets of the Northeast Engineering Company. Upon completion of the Disposal, Northeast Engineering Company will cease to be a subsidiary of the Company. The financial results of Northeast Engineering Company will not be consolidated into the Company and its subsidiaries’ financial statements after the completion of the Disposal.

USE OF PROCEEDS

It is expected that the net proceeds from the Disposal (after deducting all relevant fees and expenses) will be used for general working capital of the Company and its subsidiaries.

IMPLICATIONS UNDER THE LISTING RULES

CNPC is the controlling shareholder (as defined in the Listing Rules) of the Company. Pursuant to the Listing Rules, CNPC is a connected person of the Company and the Disposal constitutes a connected transaction of the Company. Since the applicable percentage ratio for the Disposal is more than 0.1% but less than 5% for the Group, the Company is only subject to the reporting and announcement requirements and is exempt from the independent shareholders’ approval requirement under the Listing Rules.

The Board (including the independent non-executive directors of the Company) considers that the terms of the Disposal Agreement are on normal commercial terms and are fair and reasonable and in the interests of the Company and its shareholders as a whole. The Disposal has been approved at the second meeting of the fifth session of the Board. Each of Mr Jiang Jiemin, Chairman of the Board, Mr Zhou Jiping, Vice Chairman of the Board, and Directors Mr Li Xinhua, Mr Liao Yongyuan, Mr Wang Guoliang, Mr Wang Dongjin and Mr Yu Baocai, all being Directors connected with CNPC, has abstained from voting in view of their position as connected Directors. Save as disclosed above, none of the Directors has any material interests in the Disposal.

DEFINITIONS

In this announcement, unless otherwise defined, the following terms shall have the following meanings:

“Disposal”	the Company will dispose and CNPC will acquire the Northeast Engineering Company pursuant to the Disposal Agreement

“Disposal Agreement”	the disposal agreement dated 25 August 2011 entered into between the Company and CNPC in respect of the Disposal

“Board”	the board of directors of the Company, including the independent non-executive directors of the Company

“CNPC”	China National Petroleum Corporation (中國石油天然氣集團公司), a state-owned enterprise incorporated under the laws of the PRC, the controlling shareholder of the Company

“Company”	PetroChina Company Limited, a joint stock limited company incorporated in the PRC under the Company Law of the PRC, and listed on the main board of Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited together with American depository shares listed on the New York Stock Exchange

“Closing Date”	expected to take place within 5 working days after the fulfilment of all conditions precedent to the Disposal Agreement (or if both parties under the Disposal Agreement elect to waive such conditions precedent)

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Northeast Engineering Company”	the PetroChina Northeast Refining & Chemicals Engineering Company Limited is an engineering company conducing engineering design and construction business for refining and chemical operations in Northeast China and is also a wholly-owned subsidiary of the Company.

“CEA”	the China Enterprise Appraisals Co., Ltd., Beijing which conducted valuation of the assets for the Disposal

“PRC”	the People’s Republic of China

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong Special Administrative Region, PRC

“RMB”	Renminbi, the lawful currency of the PRC

By order of the Board PetroChina Company Limited Li Hualin Secretary to the Board

Beijing, the PRC

25 August 2011

As at the date of this announcement, the board of directors of the Company comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin, Mr Yu Baocai and Mr Ran Xinquan as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.

In this announcement, RMB has been translated into HK$ at the rate close to the date of the Disposal Agreement of HK$1= RMB0.8205 for reference purpose only.